S.5 2/15/06

AB 2/27/06

06002153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON DRIVE
(No. and Street)

SOUTHLAKE (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. C. NEAL, P. C.
(Name – *if individual, state last, first, middle name*)

1425 W. PIONEER DR., STE. 112 (Address) IRVING (City) TX (State) 75061 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/06

CM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SHELIA R. REESE NOTARY PUBLIC STATE OF TEXAS EXPIRES 5-2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*EXEMPT, NOT APPLICABLE

GOVERNMENT CAPITAL

SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2005 and 2004

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Balance Sheets 2

Statements of Income 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-8

SUPPLEMENTARY INFORMATION

Computation of net capital pursuant to rule 15c3-1 of the Securities Exchange Act of 1934 10

Computation for determination of reserve requirement and information for possession or control requirements pursuant to rule 15c3-3 of the Securities Exchange Act of 1934 11

Reconciliation of the computation of net capital with the Computations included in Part IIA of Form X-17A-5 12

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
January 20, 2006

1425 W. Pioneer • Suite 112 • Irving, Texas 75061 • (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2005 and 2004

ASSETS

		2005		2004
CASH	$	46,739	$	83,168
ACCOUNTS RECEIVABLE		7,000		-
PREPAID EXPENSES AND DEPOSITS		1,249		1,171
TOTAL CURRENT ASSETS		54,988		84,339
TOTAL ASSETS	$	54,988	$	84,339

LIABILITIES AND STOCKHOLDERS' EQUITY

		2005		2004
ACCRUED EXPENSES	$	11,335	$	33,500
ACCRUED TAXES		3,940		964
TOTAL CURRENT LIABILITIES		15,275		34,464
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		9,990		9,990
Retained earnings		29,713		39,875
TOTAL STOCKHOLDERS' EQUITY		39,713		49,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	54,988	$	84,339

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
REVENUES		
Brokerage commissions	$ 363,315	$ 160,205
Financial advisory fees	6,500	-
	369,815	160,205
EXPENSES		
Legal and professional fees	27,140	23,972
Salaries and related taxes	173,719	67,525
General and administrative	81,410	37,560
	282,269	129,057
INCOME BEFORE INCOME TAXES	87,546	31,148
INCOME TAXES	5,408	964
NET INCOME	$ 82,138	$ 30,184

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	1,000	$ 10	$ 9,990	$ 45,691	$ 55,691
Net Income	-	-	-	30,184	30,184
Distributions to Stockholders	-	-	-	(36,000)	(36,000)
Balance at December 31, 2004	1,000	10	9,990	39,875	49,875
Net Income	-	-	-	82,138	82,138
Distributions to Stockholders	-	-	-	(92,300)	(92,300)
Balance at December 31, 2005	1,000	$ 10	$ 9,990	$ 29,713	$ 39,713

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 82,138	$ 30,184
Adjustments to reconcile net income to net cash provided by operating activities:		
Net (increase) decrease in:		
Accounts receivable	(7,000)	-
Prepaid expenses and deposits	(78)	(440)
Net decrease in:		
Accrued expenses	(19,189)	23,584
Net cash provided by operating activities	55,871	53,328
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(92,300)	(36,000)
NET CASH USED FOR FINANCING ACTIVITIES	(92,300)	(36,000)
NET INCREASE (DECREASE) IN CASH	(36,429)	17,328
CASH AT BEGINNING OF PERIOD	83,168	65,840
CASH AT END OF PERIOD	$ 46,739	$ 83,168
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 2,433	$ -

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 2 – NET CAPITAL REQUIREMENTS

NOTE 3 – RELATED PARTY TRANSACTIONS

NOTE 4 – INCOME TAXES

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in Oklahoma, Mississippi, Georgia, and Louisiana. Prior to 2004, the Company was owned by Government Capital Corporation ("GCC"). Effective January 1, 2004, all the issued and outstanding shares of stock of the Company were sold to the majority shareholders of GCC.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2004, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, federal income taxes will not be imposed upon the Company subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $38,464 and $48,704 at December 31, 2005 and 2004 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with its ratio of aggregate indebtedness at December 31, 2005 and 2004. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with GCC. Effective December 1, 2003, the Company entered into an Operating Agreement with GCC whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by GCC and is subject to adjustment at least annually. Management fees charged by the Company were $36,000 in 2005 and $24,000 in 2004. Accrued expenses include $-0- and $26,000 due to GCC at December 31, 2005 and 2004, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2005	2004
State franchise tax	$ 5408	$ 964
Total taxes	$ 5408	$ 964

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

NET CAPITAL		
Total stockholders' equity	$	39,713
Less non-allowable assets:		
Prepaid expenses and deposits		1,249
TOTAL NET CAPITAL		38,464
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	33,464
AGGREGATE INDEBTEDNESS	$	15,275
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	0.40

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2005

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	38,464
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	38,464

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

Board of Directors
Government Capital Securities Corporation

In planning and performing our audit of the financial statements of Government Capital Securities Corporation for the period ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure design or operation of the specific internal control structure elements do not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R.C. Neal, P.C.

R.C. Neal, P.C.
January 20, 2006